Mail Stop 3561

February 2, 2007

Mr. Nolan Bushnell
Chairman and Chief Executive Officer
uWink, Inc.
16106 Hart Street
Van Nuys, CA 91406

      Re: **uWink, Inc.**
               Amendment No. 2 to Registration Statement on Form SB-2
               Filed January 18, 2007
               File No. 333-137661

Dear Mr. Bushnell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership Of Management And Certain Beneficial Owners, page 30

1.   Please confirm that the percentages of ownership shown on the table are correct.

Mr. Nolan Bushnell
uWink, Inc.
February 2, 2007
Page 2

<u>Certain Relationships and Related Transactions, page 31</u>

2.   We note your response to comment eight of our letter dated January 5, 2007 and
        the statement on page 34 regarding when you "initiated" the September private
        placement and the completion of the "remainder" of transaction. Please revise to
        clarify the date the parties became committed to the exercise price of $0.345, and
        include the discount to market at that time.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your response to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202)
551-3355 if you have questions regarding the financial statements and related matters.
Please contact Ronald Alper at (202) 551-3329 or James Lopez, who supervised the
review of your filing, at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Peter Hogan, Esq.
        Fax (310) 208-1154